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15047062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC MAIL PROCESSING RECEIVED
MAR 0 2 2015
WASH. DC 194 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8 – 16309

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** AND ENDING **DECEMBER 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

EMPIRE STATE FINANCIAL, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

20 W Park Ave. Suite 207

Long Beach	**NY**	**11561**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Glass **516-442-1883**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan, Thomas J. CPA PC

33-47 60th Street **Woodside** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***Bryan Glass,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***Empire State Financial Inc., as of December 31, 2014***, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

IRIS GLASS
NOTARY PUBLIC, State of New York
No. 01GL6027899
Qualified in Nassau County
Commission Exp. July 19, 20 15

X ____________________
Signature

President
____
Title

X ____________________
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EMPIRE STATE FINANCIAL, INC.
(FORMERLY KNOWN AS HAVKIT CORPORATION)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Thomas J. Ryan, C.P.A., P.C.
A Professional Accountancy Corporation
33-47 60th Street
Woodside, NY 11377
718-205-1030

Member
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

Services
Accounting, Auditing
Financial Planning, Taxes
All Business Services
IRS Matters

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
Empire State Financial Inc.

We have audited the accompanying financial statements of Empire State Financial Inc. (the "Company") which comprise the statement of financial condition as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Empire State Financial Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

THOMAS J. RYAN, C.P.A., P.C.

Thomas J Ryan

Woodside, NY
February 28, 2015

EMPIRE STATE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 38,334
Deposit with clearing broker	100,002
Due from clearing broker	77,337
Due from shareholder	130,507
Other assets	8,176
Total assets	$ 354,356
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 45,319
	45,319
Commitments and Contingencies (Note 4)	
Stockholder's equity (Note 7)	
Preferred stock, $.01 par value, authorized 10,000 shares authorized, outstanding 10,000 shares	100
Common stock, $.01 par value, authorized 2,000,000 shares, 440,000 shares outstanding	8,898
Additional paid-in-capital	315,074
Retained earnings	132,980
	457,052
Less 449,889 shares of common stock in Treasury, at cost	(148,015)
Stockholder's equity	309,037
Total liabilities and stockholder's equity	$ 354,356

EMPIRE STATE FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1- Nature of Business

EMPIRE STATE FINANCIAL, INC. (The "Company") was incorporated in the state of New York to engage in the general business of a broker or dealer in securities. The Company is a member of the Financial Industry Regulatory Authority, and is registered with the Securities and Exchange Commission.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis.

b) ***Fair Value Measurements***
The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

Note 2- Summary of Significant Accounting Policies (continued)

c) ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Equipment***

Equipment is carried at cost and is depreciated over the useful life of 5-7 years using the straight-line method.

e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Income Taxes***

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

g) ***Subsequent events***

The Company has evaluated events and transactions that occurred between December 31, 2014 and February 28, 2015, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- **Income Taxes**

At December 31, 2013, the Company had a net operating loss (NOL) of approximately $183,000 for income tax purposes. This carryforward will expire in 2032. Due to the uncertainty of future income, a valuation allowance of $45,750 has been established to offset the deferred tax asset arising from this carry forward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 4- **Commitments and Contingencies**

Office Space
The Company leases its premises under a lease expiring September 30, 2018. Future approximate minimum annual rental expense for the fiscal years ending December 31:

2015	$44,976
2016	$44,976
2017	$46,035
2018	$35,424

The lease contains rent escalation provisions based on increased real estate taxes and other operating expenses.

Note 5- **Related Party**

The Company lent the Stockholder $130,507. The loan is non-interest bearing and has no maturity. The repayment will be at the discretion of the stockholder to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 6- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss. A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers

Note 7- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company had net capital of $170,354, which was $70,354 in excess of its required net capital of $100,000. The Company's net capital ratio was 26.60%

A copy of the Firm's statement of Financial Condition as of December 31, 2014, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.